SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WATSON PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0033 PER SHARE

(Title of Class of Securities)

942683103

(CUSIP Number)

ANDREW J. NUSSBAUM, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019

(212) 403-1000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

December 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 942683103	13D	(Page 2 of 13)

1	NAME OF REPORTING PERSONS Quiver Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,537,755 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,537,755 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)           Includes 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group.  Does not include 1,268,654 shares of Common Stock beneficially owned by Friar Tuck, as more fully described in Item 5.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver that it is the beneficial owner of the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)           Calculation based on 121,173,883 shares of Common Stock outstanding as of December 4, 2009.

CUSIP No. 942683103	13D	(Page 3 of 13)

1	NAME OF REPORTING PERSONS Quiver Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(3)           Calculation based on 121,173,883 shares of Common Stock outstanding as of December 4, 2009.

CUSIP No. 942683103	13D	(Page 4 of 13)

1	NAME OF REPORTING PERSONS Stedtnik 1 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

 (3)          Calculation based on 121,173,883 shares of Common Stock outstanding as of December 4, 2009.

CUSIP No. 942683103	13D	(Page 5 of 13)

1	NAME OF REPORTING PERSONS Queensmead Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

 (3)          Calculation based on 121,173,883 shares of Common Stock outstanding as of December 4, 2009.

CUSIP No. 942683103	13D	(Page 6 of 13)

1	NAME OF REPORTING PERSONS Alexandria Bancorp Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,806,409 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,806,409 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,806,409 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)           Includes (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

(2)           The Reporting Persons beneficially own in the aggregate 11,806,409 shares of Common Stock, consisting of (i) 9,978,269 shares of Common Stock directly beneficially owned by Quiver and 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group and (ii) 1,268,654 shares of Common Stock directly beneficially owned by Friar Tuck.

 (3)          Calculation based on 121,173,883 shares of Common Stock outstanding as of December 4, 2009.

Item 1. Security and Issuer

                This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0033 per share (the “Common Stock”), of Watson Pharmaceuticals, Inc., a Nevada corporation (“Watson” or the “Issuer”).  The principal executive offices of Watson are located at 311 Bonnie Circle, Corona, California 92880.

Item 2. Identity and Background

(a)           This Schedule 13D is being filed by Quiver Inc., a British Virgin Islands limited liability company (“Quiver”), Quiver Trust, a Guernsey, Channel Islands trust (“Quiver Trust”), Stedtnik 1 Limited, a Guernsey, Channel Islands corporation (“Stedtnik 1”), Queensmead Trust, a Cayman Islands trust (“Queensmead Trust”), and Alexandria Bancorp Limited, a Cayman Islands corporation (“Alexandria Bancorp”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  See Schedule A hereto for information regarding the additional entities and persons listed thereon.

(b)           The principal office of Quiver is located at Wickhams Cay II, P.O. Box 3159, Road Town, Tortola, British Virgin Islands.  The principal office of Quiver Trust and Stedtnik 1 Limited is 18-20 Le Pollet, St Peter Port, Guernsey GY1 W1H, Channel Islands.  The principal office of Queensmead Trust and Alexandria Bancorp is The Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 2428, Georgetown, Grand Cayman, KY1-1105, Cayman Islands.

(c)           The principal business of Quiver was to hold a majority of the equity in Robin Hood Holdings Limited, a Malta private limited liability company (“Robin Hood”), and its principal business after the Share Purchase (as defined below) is to hold the consideration received upon consummation of the Share Purchase.  The principal business of Quiver Trust is to own 100% of the equity in Quiver.  The principal business of Stedtnik 1 is to be the trustee of Quiver Trust.  The principal business of Queensmead Trust is to own 100% of the equity of Stedtnik 1.  The principal business of Alexandria Bancorp is to serve as a professional commercial trustee; Alexandria Bancorp is the trustee of Queensmead Trust.

(d)           During the last five years, none of the Reporting Persons or any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or any other person listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            See Schedule A hereto for the citizenship of the additional persons listed thereon.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons did not purchase any shares of Common Stock.  On June 16, 2009, Watson, Robin Hood, a non U.S. entity and a wholly-owned subsidiary of Watson (from and after its accession to the Share Purchase Agreement in accordance with Section 6.20 of the Share Purchase Agreement) (“Purchaser”), the shareholders of Robin Hood (collectively, the “Sellers”) and Anthony Selwyn Tabatznik, an individual solely in his capacity as shareholders’ representative (the “Shareholders’ Representative”), entered into a Share Purchase Agreement (as amended by First Amendment to Share Purchase Agreement, dated as of November 26, 2009, the “Share Purchase Agreement”).  The Share Purchase was consummated on December 2, 2009 (the “Closing”).

Pursuant to the terms and subject to the conditions of the Share Purchase Agreement, Purchaser acquired all of the outstanding equity of Robin Hood and Cobalt Laboratories, Inc., a Delaware corporation, from the Sellers (the “Share Purchase”) and acquired the subsidiaries of Robin Hood (“Arrow Group”) in exchange for cash, Common Stock, certain contingent payments after the Closing based on the after-tax gross profits on sales of Atorvastatin in the United States as described in the Share Purchase Agreement.  In addition, Watson contributed to Cobalt Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of Watson, 200,000 shares of newly-designated non-voting Series A Preferred Stock of Waton having a stated value of $1,000 per share, or an aggregate stated value of $200,000,000 (the “Preferred Stock”), which was placed in an indemnity escrow account for a period of three years, and the Sellers are entitled to the proceeds of the mandatory redemption of the Preferred Stock upon the termination of the escrow, less the amount of any indemnity payments therefrom pursuant to the Share Purchase Agreement. As a result of the Share Purchase, (a) Quiver (i) received consideration equal to $532,116,896 of cash in the aggregate and 9,978,269 shares of Common Stock, (ii) will be entitled to approximately 58.9% of certain contingent payments after the Closing based on the after-tax gross profits on sales of Atorvastatin in the United States as described in the Share Purchase Agreement, and (iii) will be entitled to approximately 58.9% of the proceeds of the mandatory redemption of the Preferred Stock upon the termination of the escrow account, less the amount of any indemnity payments therefrom pursuant to the Share Purchase Agreement, and (b) Friar Tuck Limited, a British Virgin Islands corporation (“Friar Tuck”), (i) received consideration equal to $67,654,239 of cash in the aggregate and 1,268,654 shares of Common Stock, (ii) will be entitled to approximately 7.5% of certain contingent payments after the Closing based on the after-tax gross profits on sales of Atorvastatin in the United States as described in the Share Purchase Agreement, and (iii) will be entitled to approximately 7.5% of the proceeds of the mandatory redemption of the Preferred Stock upon the termination of the escrow account, less the amount of any indemnity payments therefrom pursuant to the Share Purchase Agreement. The Reporting Persons may be deemed to beneficially own shares of Common Stock, as more fully described in Item 5.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the shares of Common Stock pursuant to the Share Purchase Agreement.  In this connection, subject to the transfer restrictions described in Item 6 below (which responses are incorporated by reference in their entirety incorporated herein by reference), the Reporting Persons expect to evaluate on an ongoing basis their investment in Watson, and may from time to time acquire additional or dispose of shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding Watson or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.  The Reporting Persons may act independently in evaluating and effectuating any such transactions.

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons or any other person listed on Schedule A hereto has any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of Watson, or the disposition of securities of Watson; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Watson or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Watson or any of its subsidiaries; (d) any change in the present Board of Directors of Watson or management of Watson, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of Watson; (e) any material change in the present capitalization or dividend policy of Watson; (f) any other material change in Watson’s business or corporate structure; (g) any changes in Watson’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Watson by any person; (h) causing a class of securities of Watson to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Watson becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The shareholders of Quiver include current and former employees of Robin Hood and their affiliates, including Anthony Selwyn Tabatznik, one of the founders and a former director of Robin Hood.  Pursuant to the Share Purchase Agreement, Watson has appointed Mr. Tabatznik to its board of directors to serve as a Class I director until Watson’s annual meeting in 2011.

Item 5. Interest in Securities of the Issuer

(a)           Quiver is the direct beneficial owner, with shared dispositive and voting power, of 9,978,269 shares of Common Stock and also holds, with shared dispositive and voting power, 559,486 shares of Common Stock on behalf of certain former minority interestholders in subsidiaries of the Arrow Group.  Quiver therefore reports herein beneficial ownership of 10,537,755 shares, or 8.7%, of the outstanding Common Stock.  Friar Tuck, of which Quiver Trust is a majority shareholder, is the direct beneficial owner, with shared dispositive and voting power, of 1,268,654 shares of Common Stock.  Quiver Trust may be deemed to have beneficial ownership, with shared dispositive and voting power, of 11,806,409 shares, or 9.7%, of the outstanding Common Stock, comprised of (i) the 9,978,269 shares of Common Stock directly beneficially owned by Quiver and the 559,486 shares of Common Stock held by Quiver on behalf of certain former minority interestholders in subsidiaries of the Arrow Group, because Quiver Trust, as the owner of approximately 92% of the equity of Quiver, may be deemed to be the beneficial owner of such shares and (ii) the 1,268,654 shares of Common Stock beneficially owned by Friar Tuck, because Quiver Trust, as the owner of approximately 75% of the equity of Friar Tuck, may be deemed to be the beneficial owner of such shares.  Stedtnik 1 Limited, as the trustee of Quiver Trust, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 11,806,409 shares, or 9.7%, of the outstanding Common Stock beneficially owned by Quiver Trust.  Queensmead Trust, as the owner of 100% of the equity of Stedtnik 1 Limited, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 11,806,409 shares, or 9.7%, of the outstanding Common Stock beneficially owned by Stedtnik 1 Limited.  Alexandria Bancorp, as the trustee of Queensmead Trust, may be deemed to be the beneficial owner, with shared dispositive and voting power, of the 11,806,409 shares, or 9.7%, of the outstanding Common Stock beneficially owned by Queensmead Trust.

Quiver disclaims beneficial ownership of the shares of Common Stock held by Friar Tuck.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quiver (with respect to the shares beneficially owned by Friar Tuck), Quiver Trust, Stedtnik 1, Queensmead Trust or Alexandria Bancorp that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To the knowledge of the Reporting Persons, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b)           See Item 5(a) above.

(c)           Neither the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any person named in Schedule A hereto, has effected any transaction in the Common Stock during the past 60 days other than as described in Items 3, 4 and 5 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Share Purchase Agreement, the Common Stock issued by Watson to Quiver is subject to restrictions on transfers for 12 months from the Closing; provided that Quiver may, in compliance with the provisions set forth in the Share Purchase Agreement, transfer such shares to (a) any affiliate under common control with such Seller or to another Seller and (b) any of their interest holders (or any interest holders thereof), subject to limited exceptions.

Quiver and another Seller have entered into a Shareholders Agreement, dated as of December 2, 2009 (the “Shareholders Agreement”), with Watson.  Among other things, pursuant to the Shareholders Agreement, Quiver and the other Seller agreed to cause all shares of Common Stock beneficially owned by them to be voted:   (a) with respect to the election of directors, in favor of those individuals nominated by the Watson board of directors or a nominating committee thereof, (b) on all proposals of any other shareholder of Watson, in accordance with the recommendation of the Watson board of directors, and (c) on all other matters that shall come before the shareholders of Watson for a vote, in proportion to the votes cast by the other shareholders of Watson; provided that they may vote (or abstain from voting) in their discretion on any matter brought to the vote of the shareholders of Watson which involves a redemption, conversion, or exchange of Common Stock or following a change of control transaction (as defined in the Shareholders Agreement).  Except as described in the proviso in the prior sentence, these voting arrangements will remain in place until Quiver and the other Seller collectively own less than 4% (or less than 5% for certain transferees of Quiver and the other Seller) of Watson’s outstanding Common Stock; provided that the voting provisions will not apply in the case of a widely distributed sale.

In addition, the Shareholders Agreement provides Quiver and the other Seller with certain registration rights with respect to the Common Stock received in the Share Purchase.

The foregoing summaries of the Share Purchase Agreement and the Shareholders Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, First Amendment to Share Purchase Agreement and the Shareholders Agreement, which are attached hereto as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

Except as referenced above or as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Watson, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Item 7.  Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of December 14, 2009, by and among Quiver Inc., Quiver Trust, Stedtnik 1 Limited, Queensmead Trust and Alexandria Bancorp Limited.
Exhibit 2

Share Purchase Agreement, dated as of June 16, 2009, by and among Robin Hood Holdings Limited, Watson Pharmaceuticals, Inc., certain shareholders of Robin Hood Holdings Limited, and Anthony Selwyn Tabatznik, solely in his capacity as the Shareholders’ Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Watson Pharmaceuticals, Inc. with the Securities and Exchange Commission on June 19, 2009).

Exhibit 3

First Amendment to Share Purchase Agreement, dated as of November 26, 2009, by and among Robin Hood Holdings Limited, Arrow Pharmaceutical Holdings Ltd., Cobalt Laboratories, Inc., Arrow International Ltd., Arrow Supplies Ltd., Watson Pharmaceuticals, Inc., Watson Pharma S.À.R.L., Watson Cobalt Holdings, LLC, the shareholders of Robin Hood Holdings Limited, and Anthony Selwyn Tabatznik, solely in his capacity as Shareholders’ Representative (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Watson Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 2, 2009).

Exhibit 4

Shareholders Agreement, dated as of December 2, 2009, by and among Watson Pharmaceuticals, Inc., Quiver Inc., and Friar Tuck Limited (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Watson Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 2, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 14, 2009

QUIVER INC.
By:	/s/ Clifford Rubin
Name: Clifford Rubin Title: Director

QUIVER TRUST
By:	Stedtnik 1 Limited, as its trustee
	By:	/s/ Clifford Rubin
Name: Clifford Rubin
Title: Director

STEDTNIK 1 LIMITED
By:	/s/ Clifford Rubin
Name: Clifford Rubin Title: Director

QUEENSMEAD TRUST
By:	Alexandria Bancorp Limited, as its trustee
	By:	/s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory
	By:	/s/ Guay Keow (Leeann) Lee
Name: Guay Keow (Leeann) Lee
Title: Authorized Signatory

ALEXANDRIA BANCORP LIMITED
By:	/s/ Robert Madden
Name: Robert Madden Title: Authorized Signatory
By:	/s/ Guay Keow (Leeann) Lee
Name: Guay Keow (Leeann) Lee Title: Authorized Signatory

Schedule A

Quiver

Executive officers and directors of Quiver:

Name and Address	Principal Occupation	Citizenship
Christopher Macdermott Runstens Gård 14791 Grödinge Sweden	Self-employed	Irish
Delio de Leon Mela Quijano & Associates Salduba Building, Third Floor East 53rd Street Urbanizacion Obarrio P.O. 081602884 Panama, Panama	Lawyer	Panama
Clifford Rubin	Manager	Netherlands
Jaime Paz Rodriguez Quijano & Associates Salduba Building, Third Floor East 53rd Street Urbanizacion Obarrio P.O. 081602884 Panama, Panama	Accountant	Panama

                Except as indicated above, the executive officers’ and directors’ address is c/o Quiver, Wickhams Cay II, P.O. Box 3159, Road Town, Tortola, British Virgin Islands.

Quiver Trust

There are no executive officers or directors of Quiver Trust which is trust, of which Stedtnik 1 is the trustee.

Stedtnik 1

Executive officers and directors of Stedtnik 1:

Name and Address	Principal Occupation	Citizenship
Eddy Cohen Sogestal Sàrl rue d’Italie 11 1204 Geneve Switzerland	Manager	Swiss
Clifford Rubin	Manager	Netherlands
Howard Simson	Retired	Sweden

                Except as indicated above, the executive officers’ and directors’ address is c/o Stedtnik 1, 18-20 Le Pollet, St Peter Port
Guernsey GY1 W1H, Channel Islands.

Queensmead Trust

There are no executive officers or directors of Queensmead Trust which is trust, of which Alexandria Bancorp is the trustee.

Alexandria Bancorp

Executive officers and directors of Alexandria Bancorp:

Name and Address	Principal Occupation	Citizenship
Frank Flanagan	Retired	Irish
William Potter	Businessman Meredith Portfolio Management	Canada
Bernice Wade	Consultant	United Kingdom
Robert Slatter Suite 204 Centennial Towers 2454 West Bay Road Grand Cayman, Cayman Islands	President/Director Fordsar (Cayman) Limited	Canada
George Mavroudis Commerce Court West Suite 3100, P.O. Box 201 Toronto, Ontario M5L 1E8	President Guardian Capital Group Limited	Canada
Robert F. Madden	General manager	Canada

                Except as indicated above, the executive officers’ and directors’ address is c/o Alexandria Bancorp, The Grand Pavilion Commercial Centre, 802 West Bay Road, P.O. Box 2428, Georgetown, Grand Cayman KY1-1105, Cayman Islands.

 Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D including any amendments thereto.  This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  December 14, 2009

QUIVER INC.
By:	/s/ Clifford Rubin
Name: Clifford Rubin
Title: Director

QUIVER TRUST
By:	Stedtnik 1 Limited, as its trustee
	By:	/s/ Clifford Rubin
Name: Clifford Rubin
Title: Director

STEDTNIK 1 LIMITED
By:	/s/ Clifford Rubin
Name: Clifford Rubin
Title: Director

QUEENSMEAD TRUST
By:	Alexandria Bancorp Limited, as its trustee
	By:	/s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory
	By:	/s/ Guay Keow (Leeann) Lee
Name: Guay Keow (Leeann) Lee
Title: Authorized Signatory

ALEXANDRIA BANCORP LIMITED
By:	/s/ Robert Madden
Name: Robert Madden
Title: Authorized Signatory
By:	/s/ Guay Keow (Leeann) Lee
Name: Guay Keow (Leeann) Lee
Title: Authorized Signatory